UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 214th FISCAL COUNCIL’S MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 15, 2023

1.   DATE, TIME AND PLACE: On March 15 (fifteen), 2023, at 10:00 a.m., held remotely as provided for in Article 17, sole paragraph of the Internal Rules of the Fiscal Council of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Bylaws. The entire Fiscal Council of the Company (“Fiscal Council”) was present, who subscribe these minutes, establishing, therefore, quorum. Also present at the meeting was the Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, as Secretary of the Meeting.

3.       AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the members of the Fiscal Council present at the meeting unanimously decided as follows:

3.1.  Statement of Interest on Capital: The proposal for the statement of Interest on Capital (“IoC”) to be submitted to the Company’s Board of Directors for deliberation, was appreciated, in the following terms:

“Proposal for the statement of Interest on Capital (“IoC”) based on the balance sheet as of February 28, 2023, in the gross amount of R$290,000,000.00, corresponding to R$246,500,000.00 net of withholding income tax. The IoC declared are equivalent to R$0.17446988952[1] per common share (R$0.14829940610¹ net of income tax).

The IoC shall be credited individually to the shareholders, in accordance with the shareholding position in the Company's records at the end of March 31, 2023. As of April 01, 2023, including, the shares will be considered “ex-interest”.

The net amount of IoC will be included in the mandatory dividend for the fiscal year 2023, and the payment will be made until April 30, 2024, with the date to be set by the Company's Board of Directors.”

[1] Amount per share calculated considering the shareholding position of 02.28.2023. Due to the Company’s Share Buyback Program, the amount per share may suffer changes, considering the shareholding base of 03.31.2023.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 214th FISCAL COUNCIL’S MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 15, 2023

Unanimously, the members of the Fiscal Council approved the proposal, given that they consider it to be in compliance with the applicable legislation.

4.       CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, March 15, 2023.

_______________________________	_______________________________
Gabriela Soares Pedercini	Cremênio Medola Netto
_______________________________	_______________________________
Charles Edwards Allen	Nathalia Pereira Leite Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 15, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director